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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

Student Options LLC

One Montgomery Street, 2nd Floor

(No. and Street

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN STUDENT (Area Code – Telephone No.) (925) 570-3110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Cropper Accountancy Corporation

(Name – *if individual, state, last, first, middle name*)

2700 Ygnacio Valley Rd, Ste 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Steven Student**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Student Options LLC**, as of **December 31, 2020**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Subscribed and sworn to before me
this ____ day of ________ 2021 SEE ATTACHMENT JURAT/ACKNOWLEDGMENT 02/08/2021

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 8th day of February,

2021 by Steven Student,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

S. LONG
COMM. # 2228703
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
JANUARY 13, 2022
JAS1

Signature _______________ (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report Form X-17A-5 Part III

(Title or description of attached document)

Oath or Affirmation

(Title or description of attached document continued)

Number of Pages 2 Document Date N/A

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

STUDENT OPTIONS, LLC

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2020

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Student Options, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Student Options, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Student Options, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Student Options, LLC's management. Our responsibility is to express an opinion on Student Options, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Student Options, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I – II have been subjected to audit procedures performed in conjunction with the audit of Student Options, LLC's financial statements. The supplemental information is the responsibility of Student Options, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as Student Options, LLC's auditor since 2017.
Walnut Creek, California
February 24, 2021

STUDENT OPTIONS, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash in bank	$ 5,481,847
Deposits with clearing broker	145,256
Total cash	5,627,103
Receivables	518,067
Fixed assets, net of depreciation	277,496
Total assets	$ 6,422,666

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 45,577
PPP Loan Payable	179,352
Total liabilities	224,929

MEMBERS' EQUITY

Members' equity:	
Members' Equity	6,197,737
Total members' equity	6,197,737
Total liabilities and members' equity	$ 6,422,666

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIONS, LLC
Statement of Income
For the Year Ended December 31, 2020

Revenue	
Fees and commissions earned	$ 3,489,763
Other income	134,801
Total revenues	3,624,564
Expenses	
Clearing charges	118,501
Payroll and employee benefits	1,340,528
Depreciation	63,240
Telephone and communication	76,057
Regulatory fees	81,661
Professional fees	103,315
Office expense	31,752
Travel and entertainment	10,729
Taxes and licenses	21,133
Meals and entertainment	13,504
Other	51,640
Total expenses	1,912,060
Net income	$ 1,712,504

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIONS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2020

Members' Equity		
Beginning of the year	$	6,785,233
Capital contribution		-
Distributions		(2,300,000)
Net income		1,712,504
Balance - December 31, 2020	$	6,197,737

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIONS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:	$	1,712,504
Net income		
Changes in operating assets and liabilities:		
Increase in commissions receivable		93,707
Increase in clearing brokerage accounts		(4,855)
Increase in fixed assets		63,240
Increase in commissions and accounts payable		177,633
Net cash provided by operating activities		2,042,229
Financing Activities		
Owners Draw - Capital Distributions		(2,300,000)
Net cash used in financing activities		(2,300,000)
Net decrease in cash		(257,771)
Cash at beginning of year		5,739,618
Cash at end of year	$	5,481,847
Interest	$	-0-
Franchise Tax	$	6,800

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Student Options LLC (the "Company"), is a California limited liability company formed on September 24, 1998. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of NYSE Arca and the Securities Investor Protection Corporation ("SIPC"). The Financial Industry Regulatory Authority ("FINRA") is its examining agency on behalf of NYSE Arca.

As a registered Floor Broker, the Company acts in an agency only capacity conducting a commission business in Equity Derivatives execution. The Company does not commit capital or otherwise engage in proprietary trading activities. During the normal conduct of business the Company may engage in the following activities: order execution and reporting, representation of non-marketable limit orders, liquidity seeking function, supplying factual market information, match buy/sell orders, and maintain compliance with all applicable laws and regulations.

Vision Financial Markets LLC (the "Clearing Broker") provides an error account for the Company.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which, at all times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income taxes

No provision for federal or state income taxes has been made since the Company is treated as a pass through entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2015.

1. General Information and Summary of Significant Accounting Policies (Continued)

Depreciation of fixed assets
On May 21, 2018, the Company purchased a new vehicle costing $442,736 and is depreciated over a seven year period.
Total depreciation expense for the year is $63,240.

2. Cash in Bank

The Company maintains cash in two financial institutions. The accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2020, the Company's cash balance exceeded the FDIC insured limit by $3,229,255.

The Company had $1,760,130 deposited in a money market fund (MMF) that invests exclusively in treasury debt. The MMF invests 100% of its total assets in cash, Treasury Bills, Notes, and other obligation issued or guaranteed as to principal and interest by the US Treasury. The weighted average maturity of the money market investments is 49 days. The money market investments are not insured or guaranteed by FDIC or any other government agency.

3. Clearing Deposit

Consistent with industry practice, the Company's clearing broker, Vision Financial Markets LLC, is holding $145,256 as a deposit for errors.

4. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.8 to 1 at December 31, 2020. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2020, the Company had net capital as defined of $5,668,606, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

5. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities.

6. Commitments, Contingencies, Guarantees

As of December 31, 2020, the Company had no commitments, contingencies or guarantees to be reported in these notes.

7. Subsequent Events

Management has evaluated subsequent events through the date of the report of Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued and has determined there were no material subsequent events to disclose.

8. Revenue Recognition

The firm operates as a floor broker on the options exchange floor by taking orders to purchase or sell option contracts for its customers. Those orders are then executed on the floor when a buyer or seller agrees to accept the contract. Revenues are earned and recognized as the orders are executed. The customer is invoiced at month end for a percentage of the number of contracts executed. All of these revenues are presented on the income statement as fees and commissions.

The Company's receivables are recognized when performance obligations are met prior to recording payment by the customer. The Company believes that 100% of the receivables are collectible and no allowance is necessary.

9. Loan Payable – Paycheck Protection Program

The Company received a loan from Chase Bank in the amount of $179,352 under the Paycheck Protection Program established by the Corona Virus Aid, Relief, and Economic Security (CARES) Act.

The loan is subject to a note dated April 30, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenses such as payroll and other expenses described in the CARES Act.

The note bears interest at the rate of 1% per annum and is payable in monthly installments of principal and interest over 24 months beginning 12 months after the date of the loan. The loan may be repaid at any time with no prepayment penalty.

The Company has determined that it is eligible for complete forgiveness of the note. As of December 31, 2020, the Company has applied for loan forgiveness and is awaiting approval of complete forgiveness.

10. Fair Value Measurement

Fair value is defined as the price that would be received to sell as asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).
The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

*Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

*Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

*Level 3 – Unobservable inputs for the asset or liability, which include management's own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents as level 1 measurements.

STUDENT OPTIONS LLC

Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2020

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2020

Computation of Net Capital

Members Equity		$ 6,197,737	
Non-Allowable Assets			
Receivables over 30 days and others	$ 204,546		
Fixed assets	277,496		
Total Non-Allowable Assets		$ 482,042	
Less haircut on Treasury Fund	$ 35,203		
Undue concentration	11,886		
Total haircut		$ 47,089	
Net Allowable Capital			$ 5,668,606

Computation of Net Capital Requirement

Minimum Net Capital Required as 6 2/3% of Aggregate Indebtedness	$ 3,039	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer		5,000
Net Capital Requirement	$ 5,000	
Excess Net Capital		$ 5,663,606

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 45,577
Percentage of Aggregate Indebtedness to Net Capital	0.8 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2020	$ 5,668,606
Net Capital per Audit	$ 5,668,606

Reconciled Difference – no difference noted

STUDENT OPTIONS LLC

Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2020

SCHEDULE II

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SUPPLEMENTARY INFORMATION

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Student Options, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Student Options, LLC and the SIPC, solely to assist you and SIPC in evaluating Student Options, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Student Options, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Student Options, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Student Options, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 24, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*40*******2728*********************MIXED AADC 220
41640 ARCA DEC
STUDENT OPTIONS LLC
3138 VIA LARGA
ALAMO, CA 94507-1524

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Durden
(925) 447-7660

2. A. General Assessment (item 2e from page 2) $ 5108.61

B. Less payment made with SIPC-6 filed (**exclude interest**) (2495.71)

7-23-2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2612.90

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2612.90

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STUDENT OPTIONS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Finop
(Title)

Dated the 21 day of JAN, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2020 and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,496,205
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	90,466.
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	90,466
2d. SIPC Net Operating Revenues	$ 3,405,739
2e. General Assessment @ .0015	$ 5108.61
	(to page 1, line 2.A.)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Student Options, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Student Options, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Student Options, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Student Options, LLC stated that Student Options, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Student Options, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Student Options, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 24, 2021

Student Options LLC.
Member NYSE Arca
3138 Via Larga
Alamo, CA 94507
SF Office (415) 954-1680
Alamo Office (925) 570-3110

February 6, 2021

Cropper Accountancy Corporation
2977 Ygnacio Valley Road #460
Walnut Creek, California 94598

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2020

Please be advised that Student Options, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2020 through December 31, 2020. Student Options, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Student Options, LLC's past business has been of similar nature and has complied to this exemption since its inception, June 22, 1998.

Steven D. Student, the president of Student Options, LLC has made available to Cropper Accountancy Corporation all records and information including all communications from regulatory agencies received through the date of this review December 31, 2020.

Steven D. Student and Jill S. Student have been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Student Options, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (925) 570-3110.

Very truly yours,

Student Options, LLC

Steven D. Student
President